Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

November 5, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Dynegy Inc.
Amendment No. 1 to Schedule 14A
Filed by Seneca Capital International Master Fund, L.P. et al.
Filed November 5, 2010
File No. 1-33443

Ladies and Gentlemen:

Set forth below are the responses of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 5, 2010 with respect to the above-referenced Amendment No. 1 to Schedule 14A (“Preliminary Proxy Statement”), filed with the Commission on November 5, 2010. For your convenience, we have hand delivered to the Staff five copies of this letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Preliminary Proxy Statement.

Securities and Exchange Commission      November 5, 2010      Page 2

Schedule 14A

Reasons to defeat the proposed merger, page 4

1.	We note that you state, here and on page 10, that you are “considering a proposal to replace two members of the Dynegy Board and proposals for stockholder resolutions encouraging the Dynegy board to enhance stockholder value.” Please revise to clarify whether you are intending to make these proposals in person at the special meeting; if so, confirm that you will be able to satisfy any advance notice requirements. In the alternative, if you intend to make these proposals in the future at another meeting, then revise to specifically clarify the timing of your plans. Further, we note that the disclosure that you “do not intend to make any proposals at the special meeting regarding the Merger.” Please revise to clarify, given that you are currently soliciting votes against the Merger.

Response: We acknowledge the Staff’s comment and propose to revise the last paragraph on page 5 and the fourth full paragraph on page 10 of the Preliminary Proxy Statement to read as follows (the underlined text reflects the language we propose to add to the paragraph):

Accordingly, Seneca Capital recommends that you vote AGAINST the Merger and adjournment proposals. Other than soliciting your vote AGAINST the Merger and adjournment proposals, we do not intend to make any other proposals (including those noted above regarding director candidates or shareholder resolutions) in person at the special meeting regarding the Merger, although we may make such proposals at a later meeting of stockholders or through a separate consent solicitation. We currently expect to file preliminary consent solicitation materials with the SEC as to such other proposals in November 2010.

We believe that we will satisfy the Company’s and any state law requirements for action by written consent.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours,

Seneca Capital

By: /s/ Douglas A. Hirsch

      Authorized Person

cc:	Sean T. Wheeler (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
adel.aslanifar@lw.com